Exhibit 99.1

YM BIOSCIENCES REPORTS 2007 YEAR END
OPERATIONAL AND FINANCIAL RESULTS

MISSISSAUGA, Canada - September 24, 2007 - YM BioSciences Inc. (AMEX:YMI, TSX:YM, AIM:YMBA), an oncology company that identifies, develops and commercializes differentiated products for patients worldwide, today reported operational and financial results for the fourth quarter and the 2007 fiscal year, ended June 30, 2007.

“YM’s business model, which unremittingly has been to diversify against the risk of clinical failure, has made it possible for us to mitigate in part just such an unfortunate event earlier this year with the disappointing results of the tesmilifene trial. With recruitment in nimotuzumab’s first Phase III trial having been completed; the initiation of two additional late stage trials this current quarter; with substantial international financial and human resources supporting a broad and aggressive development program for nimotuzumab; with AeroLEF™ having successfully completed its first randomized trial and being prepared for its Phase III trials, we have seen the benefits of adhering to our corporate strategy. This strategy permits us to continue to take our late-stage products forward to surface their value,” said David Allan, Chairman and CEO of YM BioSciences. “Importantly, we start the current fiscal year with more than US$65 million of cash available to support our development programs.”

Nimotuzumab:
Nimotuzumab, a humanized monoclonal antibody that targets the epidermal growth factor receptor (EGFR), is currently in varying stages of development in a number of trials, including colorectal cancer, adult and pediatric glioma, non-small-cell lung cancer and pancreatic cancer. YM expects that the range of indications will continue to broaden in 2008 as the group’s cooperative efforts expand. The drug is approved in a number of Latin American countries as well as China and India.

Daiichi Sankyo Co., Ltd. in Japan, Oncoscience AG in Europe, Kuhnil Pharmaceutical Co. in South Korea and Innogene Kalbiotech in Southeast Asia have sub-licenses for nimotuzumab from CIMYM Inc., YM’s majority-owned subsidiary. Cooperative trials have already been initiated with some of CIMYM’s licensees and YM anticipates that the licensees will increasingly participate cooperatively to accelerate the rate of recruitment into trials of common interest, reducing the costs of development for each participant, permitting rapid recruitment and shortening the time to completion of clinical trials.

During Fiscal 2007:
•
CIMYM BioSciences Inc. licensed the commercial rights for nimotuzumab to Daiichi Sankyo Co., Ltd. for the Japanese market. The agreement included a non-refundable up-front payment from Daiichi to the Company of $16.2 million.

•	YM BioSciences USA received clearance from the US Treasury Department to import nimotuzumab into the US
•	Daiichi Sankyo received clearance to initiate a clinical trial with the drug in Japan.
•
YM initiated enrollment for a Phase II colorectal cancer trial in Canada. The first 50-patient cohort is expected to be completed in calendar 2007 following which data on the primary endpoints, response rate and safety, will be reported.

•	YM received clearance to initiate a clinical trial in children with inoperable recurrent, treatment-resistant brain cancer in Canada.
•	YM reported successful regulatory review of the manufacturing of nimotuzumab.
•	YM reported preclinical data separately confirming that nimotuzumab binds to the EGF receptor and that it also potentiates radiotherapy in non-small-cell lung cancer cells.

Subsequent to the end of the fiscal year:
•	YM USA was cleared by the US FDA to expand its second-line clinical trial in children with inoperable, recurrent, treatment-resistant brain cancer into the US
•	Oncoscience AG reported completion of patient enrolment in the Phase III, first-line, pediatric brain cancer trial.
•	Oncoscience AG reported initiation of late-stage trials in adult glioma and pancreatic cancer.
•	YM reported positive preliminary results of a Phase I/II trial of nimotuzumab in combination with radiation for the treatment of non-small-cell lung cancer (NSCLC).
•	The first 20 patients were recruited into the Phase II colorectal trial by the date of this release.

AeroLEF™:
AeroLEF™ is a unique, inhaled-delivery composition of free and liposome-encapsulated fentanyl in development for the treatment of moderate to severe pain, including cancer pain. AeroLEF™ permits patients to identify and select the appropriate dose in real-time for each pain episode to achieve both rapid onset and extended duration of analgesia.

During Fiscal 2007:
•
YM announced that AeroLEF™ had met the primary endpoint in its first randomized, placebo-controlled Phase IIb trial enrolling opioid-naïve patients with post-operative pain following orthopedic surgery. A statistically significant difference in pain relief and pain intensity to placebo (p=0.0194) was reported.

•
YM received clearance from the FDA to initiate a Phase II trial in the US in opioid tolerant or opioid-naïve patients. A successful trial would further extend the utility and medical breadth of the product if and when approved.  Enrollment in its 50-patient trial is expected to start in calendar Q4, 2007.

•	A request to the FDA for an End-of-Phase II meeting prior to calendar year-end 2007 to discuss Phase III trial designs was designed and, subsequent to the fiscal year-end, has been submitted.

Tesmilifene:
In January 2007, the Data Safety Monitoring Board (DSMB) overseeing the ‘DEC’ Phase III pivotal trial of tesmilifene in combination with epirubicin and cyclophosphamide for the treatment of rapidly progressing metastatic breast cancer completed the third planned interim analysis.  Evaluating data that included 351 patient events, the DSMB advised the Company that, although there were no safety concerns and that the trial was well conducted, it was highly unlikely to meet its primary efficacy endpoint.  YM terminated the trial and, with the exception of one further follow-up for confirmation expected in calendar Q4 2007 and the ongoing collaborative trial with Sanofi-Aventis in metastatic breast cancer for which pharmacokinetic data should be available by calendar year-end 2007, we intend to undertake no further clinical development.

Financial Results (CDN dollars)
Total revenue for the fiscal year ended June 30, 2007 was $7.6 million compared to $2.5 million for the fiscal year ended June 30, 2006. Total revenue for the fourth quarter ended June 30, 2007 was $1.9 million compared to $1.1 million for the same quarter last year.

Revenue from out-licensing increased by $3.3 million in fiscal 2007 compared to fiscal 2006 as a result of two out-licensing agreements entered into during the year. The most significant agreement, signed with Daiichi Pharmaceutical Co., Ltd. in July 2006, licensed the commercial rights for nimotuzumab for Japan and included a non-refundable up-front payment from Daiichi to the Company of $16.2 million. This initial license fee has been recorded as deferred revenue and is being recognized over a period of four years.

Interest income for fiscal 2007 increased by $1.8 million compared to fiscal 2006, attributable to the significant increase in cash which resulted from the US$40 million prospectus-based financing in February 2006, the acquisition of Eximias Pharmaceutical Corporation in May 2006, and the licensing payment from Daiichi Pharmaceutical Co., Ltd.

Total operating expenditures for the fiscal year ended June 30, 2007 were $37.6 million compared to $28.1 million for the fiscal year ended June 30, 2006.  Total operating expenditures for the fourth quarter ended June 30, 2007 were $6.5 million compared to $9.3 million for the same quarter in 2006.

General and administrative expenses decreased to $7.0 million in fiscal 2007 compared to $8.0 million in fiscal 2006. This was mainly due to a decrease in stock based compensation expense of $872,000.

Licensing and product development expenses increased by $8.6 million from $20.2 million in fiscal 2006 to $28.8 million in fiscal 2007. Costs associated with development activities for nimotuzumab increased to $5.9 million compared to $4.8 million in fiscal 2006 as a result of commissions and consulting fees associated with obtaining the licensing agreement with Daiichi-Sankyo and additional costs relating to pre-clinical and clinical studies. Costs associated with development activities for AeroLEF™ decreased to $2.9 million in fiscal 2007 compared to $4.1 million in fiscal 2006, mainly due to decreased costs related to the Phase II trial in acute pain. Costs related to development activities for tesmilifene for fiscal 2007 decreased to $7.5 million in fiscal 2007 compared to $11.3 million in fiscal 2006, mainly due to the closing down the Phase III trial and the settlement of holdback amounts from the original contract for the trial.

Employee compensation relating to licensing and product development increased by $5.2 million for fiscal 2007 compared to fiscal 2006. The increase is partly attributed to salaries and bonuses related to employees who joined YM as part of the Eximias acquisition in May 2006. Also, during the year the Company incurred expenses with respect to the termination of certain US executives in February 2007.

Total amortization with respect to intangible assets increased to $1.9 million in fiscal 2007 compared to $1.3 million in fiscal 2006.

On February 1, 2007 the Company recorded an impairment for the unamortized portion of the workforce intangible asset that was acquired in the Eximias acquisition on May 9, 2006. After the termination of the Phase III DEC trial in metastatic breast cancer, management re-evaluated the workforce intangible and determined it to be impaired because it is no longer a probable future economic benefit. This resulted in a write-down of $1.8 million, the net book value of the asset on the day of impairment.

Net losses for the fiscal year and fourth quarter ended June 30, 2007 were $31.7 million ($0.57 per share) and $4.7 million ($0.08 per share) respectively compared to $25.8 million ($0.59 per share) and $8.6 million ($0.16 per share) for the same periods last year.

As at June 30, 2007 the Company had cash and cash equivalents and short-term deposits totaling $75.6 million and payables and accrued liabilities totaling $3.3 million compared to $88.3 million and $3.7 million respectively at June 30, 2006.

As at June 30, 2007 the Company had 58,216,309 common shares outstanding, of which 2,380,953 common shares are held in escrow for contingent additional payment related to the acquisition of Delex Therapeutics Inc., 8,972,277 warrants, and 4,196,205 options.

About YM BioSciences
YM BioSciences Inc. is an oncology company that identifies, develops and commercializes differentiated products for patients worldwide.  The Company has two late-stage products: nimotuzumab, a humanized monoclonal antibody that targets the epidermal growth factor receptor (EGFR) and is approved in several countries for treatment of various types of head and neck cancer; and AeroLEF™, a proprietary, inhaled-delivery composition of free and liposome-encapsulated fentanyl in development for the treatment of moderate to severe pain, including cancer pain.

Conference Call Scheduled
A conference call is planned for 9:00am EDT, on Monday September 24, 2007, to which participants may listen via an audio webcast, accessible through the company’s website at www.ymbiosciences.com or via telephone. The telephone conference number is 416-644- 3414 or toll-free at 1-800-733-7560.

This press release may contain forward-looking statements, which reflect the Company's current expectation regarding future events. These forward-looking statements involve risks and uncertainties that may cause actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, but are not limited to, changing market conditions, the successful and timely completion of clinical studies, the establishment of corporate alliances, the impact of competitive products and pricing, new product development, uncertainties related to the regulatory approval process and other risks detailed from time to time in the Company's ongoing quarterly and annual reporting. Certain of the assumptions made in preparing forward-looking statements include but are not limited to the following: that nimotuzumab will continue to demonstrate a competitive safety profile in ongoing and future clinical trials; that AeroLEF™ will continue to generate positive efficacy and safety data in future clinical trials; and that YM and its various partners will complete their respective clinical trials within the timelines communicated in this release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Enquiries:

Thomas Fechtner, the Trout Group LLC	James Smith, the Equicom Group Inc.
Tel. +1-212-477-9007 x31	Tel. +1-416-815-0700 x 229
Fax +1-212-460-9028	Fax +1-416-815-0080
Email: tfechtner@troutgroup.com	Email: jsmith@equicomgroup.com

Nominated Adviser
Canaccord Adams Limited
Ryan Gaffney
Tel. +44 (0)20 7050 6500

Summary financial statements attached:

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

Consolidated Balance Sheets
(Amounts in Canadian dollars, unless otherwise noted)

June 30, 2007 and 2006

	2007	2006

Assets

Current assets:
Cash and cash equivalents (note 4)	$5,847,351	$2,735,317
Short-term deposits (note 4)	69,724,438	85,606,117
Accounts receivable	370,011	2,214,775
Prepaid expenses	347,010	318,338
	76,288,810	90,874,547

Property and equipment (note 6)	325,040	304,985

Intangible assets (note 7)	5,125,950	8,868,528

	$81,739,800	$100,048,060

Liabilities and Shareholders' Equity

Current liabilities:
Accounts payable	$1,169,211	$2,367,042
Accrued liabilities	2,103,755	1,350,923
Deferred revenue (note 13)	4,702,132	738,297
	7,975,098	4,456,262

Deferred revenue (note 13)	8,929,900	844,275

Shareholders' equity:
Share capital (note 9)	172,921,153	172,771,544
Share purchase warrants (note 10)	4,553,308	4,597,988
Contributed surplus (note 11)	5,657,082	3,944,492
Deficit accumulated during the development stage	(118,296,741)	(86,566,501)
	64,834,802	94,747,523

Basis of presentation (note 1)
Commitments (note 14)

	$81,739,800	$100,048,060

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

Consolidated Statements of Operations and
Deficit Accumulated During the Development Stage
(Amounts in Canadian dollars, unless otherwise noted)

				Period from
				inception on
				August 17, 1994
	Years ended June 30,			to June 30,
	2007	2006	2005	2007

Revenue (note 13)	$4,407,890	$1,151,135	$748,020	$6,307,045
Interest income	3,239,540	1,397,558	703,873	8,129,389
	7,647,430	2,548,693	1,451,893	14,436,434

Expenses:
General and administrative	6,978,336	7,951,470	6,314,357	36,086,535
Licensing and product development	28,758,469	20,188,577	10,981,950	90,796,383
Impairment of intangible assets (note 7)	1,829,538	–	–	1,829,538
	37,566,343	28,140,047	17,296,307	128,712,456

Loss before the undernoted	(29,918,913)	(25,591,354)	(15,844,414)	(114,276,022)

Loss on foreign exchange	(142,552)	(220,630)	–	(363,182)

Loss on marketable securities	–	(2,623)	(14,881)	(1,191,329)

Loss before income taxes	(30,061,465)	(25,814,607)	(15,859,295)	(115,830,533)

Income taxes (note 15)	1,668,775	–	–	1,676,075

Loss for the period	(31,730,240)	(25,814,607)	(15,859,295)	(117,506,608)

Deficit, beginning of period	(86,566,501)	(60,751,894)	(44,319,267)	–

Cost of purchasing shares for cancellation in excess of book value (note 9)	–	–	(573,332)	(790,133)

Deficit, end of period	$(118,296,741)	$(86,566,501)	$(60,751,894)	$(118,296,741)

Basic and diluted loss per common share	$(0.57)	$(0.59)	$(0.47)

Weighted average number of common shares outstanding	55,804,674	43,755,160	34,046,450

Excludes common shares held in escrow for contingent additional payment related to the acquisition of Delex Therapeutics Inc. (note 3(b))	2,380,953	2,380,953	2,777,778

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

Consolidated Statements of Cash Flows
(Amounts in Canadian dollars, unless otherwise noted)

				Period from
				inception on
				August 17, 1994
	Years ended June 30,			to June 30,
	2007	2006	2005	2007

Cash provided by (used in):

Operating activities:
Loss for the period	$(31,730,240)	$(25,814,607)	$(15,859,295)	$(117,506,608)
Items not involving cash:
Depreciation of property and equipment	107,107	61,017	11,717	438,789
Amortization of intangible assets	1,913,040	1,269,158	137,760	3,319,958
Impairment of intangible assets	1,829,538	–	–	1,829,538
Loss on sale of marketable securities	–	2,623	14,881	1,191,329
Stock-based compensation	1,716,913	2,588,413	1,278,955	6,153,476
Stock-based consideration	–	100,000	192,750	292,750
Warrants-based consideration	–	54,775	–	54,775
Change in non-cash operating working capital:
Accounts receivable and prepaid expenses	1,816,092	(672,639)	(367,916)	311,701
Accounts payable and accrued liabilities and deferred revenue	11,604,460	(1,599,032)	2,396,216	13,663,354
	(12,743,090)	(24,010,292)	(12,194,932)	(90,250,938)

Financing activities:
Repayment of debentures	–	–	(1,469,425)	(1,469,425)
Issuance of common shares on exercise of options	11,232	851,322	109,318	2,516,246
Issuance of common shares on exercise of warrants	89,375	3,627,430	432,402	4,371,555
Redemption of preferred shares	–	–	–	(2,630,372)
Purchase of shares for cancellation	–	–	(779,909)	(1,029,679)
Net proceeds from issuance of shares and warrants	–	42,622,618	18,884,120	123,276,729
	100,607	47,101,370	17,176,506	125,035,054

Investing activities:
Short-term deposits, net	15,881,679	(55,529,720)	(14,988,521)	(69,530,513)
Proceeds on sale of marketable securities	–	2,211	–	1,404,450
Additions to property and equipment and intangible assets	(127,162)	(54,791)	(27,034)	(577,315)
	15,754,517	(55,582,300)	(15,015,555)	(68,703,378)

Increase (decrease) in cash and cash equivalents	3,112,034	(32,491,222)	(10,033,981)	(33,919,262)

Net cash assumed on acquisition	–	34,540,166	5,226,447	39,766,613

Cash and cash equivalents,beginning of period	2,735,317	686,373	5,493,907	–

Cash and cash equivalents, end of period	$5,847,351	$2,735,317	$686,373	$5,847,351

Non-cash items:
Issuance of common shares on Delex acquisition (note 3(b))	$–	$1,464,284	$9,862,697	$11,326,981
Issuance of common shares on Eximias acquisition (note 3(a))	–	35,063,171	–	35,063,171
Issuance of common shares in exchange for licensed patents	–	100,000	–	100,000